Exhibit 99.1

16 November 2009 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000	James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands with a
corporate seat in Amsterdam
The liability of members is limited
Dutch Registration Number: 34106455

Level 3, 22 Pitt Street
Sydney NSW 2000 Australia

Telephone (02) 8274 5239
Fax (02) 8274 5218

GPO Box 3935
Sydney NSW 2001 Australia

Dear Sir/Madam
James Hardie will conduct a management briefing on its 2nd Quarter and Half-Year FY10 Results on Monday, 23 November 2009.
Analyst/Investor briefing:
A physical briefing for analysts and investors will be held at the Museum of Sydney, corner of Bridge and Phillip Street, Sydney. For those who are unable to attend the physical briefing a teleconference and video webcast will be available. Details are:

Time:	10.30am (AEST)
Dial-in:	+61 2 8524 6650
Confirmation code for conference call: 41635738
URL: http://www.ir.jameshardie.com.au/jh/results_fy_2010.jsp
Media briefing:
A teleconference and audio webcast will be held for media. Details are:

Time:	2.15pm (AEST)
Dial-in:	+61 2 8314 8650
Confirmation code for conference call: 41636023
URL: http://www.ir.jameshardie.com.au/jh/results_fy_2010.jsp
Yours faithfully
Sean O’Sullivan
Vice President — Investor and Media Relations